Filed Pursuant to Rule 424(b)(5)

Registration No. 333-230016

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 28, 2019)

Intec Pharma Ltd.

Up to $9,800,000

Ordinary Shares

We previously entered into a certain sales agreement, or the sales agreement, with Cowen and Company, LLC, or Cowen, acting as sales agent, having an aggregate offering price of up to $75,000,000 under the sales agreement pursuant to our prospectus dated March 28, 2019, or the Prospectus, approximately $72.4 million of which remain available for sale under the sales agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus form a part. The aggregate market value of our ordinary shares held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $29,534,242, which was calculated based on 52,552,032 shares of our outstanding ordinary shares held by non-affiliates on March 12, 2020 at a price of $ $0.562 per share, the closing price of our ordinary shares on January 21, 2020. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the sales agreement, we are registering the offer and sale of ordinary shares having an aggregate offering price of up to $9,800,000 from time to time through Cowen.

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “NTEC.” The last reported sale price for our ordinary shares on March 12, 2020, as quoted on the Nasdaq Capital Market, was $0.20 per ordinary share.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves risks. See the section entitled “Risk Factors” beginning on page S-4 of the Prospectus and in the documents we incorporate by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cowen

The date of this prospectus supplement is March 13, 2020